

June 21, 2010

Jing Yan
Chief Financial Officer
Winland Online Shipping Holdings Corporation
RM 703, Bonham Trade Center
50 Bonham Strand
Sheung Wan, Hong Kong, China

> **Re:** **Winland Online Shipping Holdings Corporation**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-34255**

Dear Ms. Jing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note that you checked the box marked "yes" to indicate that you are not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. We also note that on February 19, 2009, you filed Form 8-A to register your common stock under Section 12(b) of the Exchange Act and that, in your Form 10-K for the fiscal year ended December 31, 2008, you indicated that you have common stock registered under Section 12(g). Please advise.

2. We note that your public float as of your most recently completed second fiscal quarter was $115,375,000 and that you became a majority owned subsidiary of Pioneer Creation Holdings Limited on August 12, 2008. We also note that you indicated that you are a smaller reporting company on your Form 10-Q for the quarterly period ended March 31, 2010. Refer to Rule 12b-2 of the Exchange Act. Please update your designation in future filings or advise.

Business, page 3

3. We note that on page 32 you disclose that complying with international shipping standards and environmental laws and regulations will be sources of major capital expenditures in 2010. We also note that you do not discuss the effect of existing or probable governmental regulations on your business or the costs and effects of compliance with environmental laws in Item 1 of your Form 10-K. Please confirm that you will discuss the effect of governmental regulations and the costs and effects of environmental laws, if material, in the business section, as appropriate, in future filings.

Management's Discussion and Analysis, page 19

Results of Operations, page 28

4. Please revise to quantify all material factors to which variances are attributed. For example, you state that interest expense declined due to a rate decline on long-term loans and increased payments to pay off outstanding long-term loans, offset by new long-term loans and note payable initiated from new vessel purchased in late 2009, but you do not quantify any of these factors.

Liquidity and Capital Resources, page 31

Working Capital, page 31

5. Please explain in greater detail to us and in your filing how changing the registration flag of two of your vessels decreases your dry dock fees.

Operating Activities, page 31

6. Please enhance your disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating, investing, and financing cash flows between comparative periods. For operating cash flows, note that references to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Material Commitments/Tabular Disclosure of Contractual Obligations, page 32

7. Please revise to format the contractual obligations table consistent with payments due by periods in Item 303(a)(5) of Regulation S-K.

Executive Compensation, page 38

8. We note that in your summary compensation table on page 38 you have footnote numbers
    next to each name. These footnotes do not appear at the bottom of the table. If you have left
    out material information, please revise in future filings.

Exhibits and Financial Statement Schedules, page 42

Exhibit 21, page 46

9. We note that on page 5 of your Form 10-K, you list seven entities acquired in 2009. We also
    note that you incorporate by reference Exhibit 21 filed on Form 8-K on August 12, 2008. In
    future filings, please revise your exhibits to include an updated list of your subsidiaries.

Report of Independent Public Accounting Firm, page F2

10. We note that your operations are in the PRC but your audit report was signed by an audit
    firm based in Florida. In this regard, please describe for us how the U.S. auditor performed
    the audit of the PRC operations. In your response, please tell us whether another foreign
    audit firm assisted in the audit. If so, please tell us the name of the other firm, whether the
    other firm is registered with the PCAOB, and the extent to which audit work was performed
    by the other firm.

Notes to the Consolidated Financial Statements, page F-10
Note 3: Summary of Significant Accounting Policies, page F-11

(c) Concentrations, page F-13

11. Please disclose the name of your major customers and the name of your major oil suppliers.

(j) Dry Dock Fees, page F-15

12. Please tell us and expand your disclosure to provide a detailed description of the types of costs
    included in deferred dry docking costs. Describe for us and in your disclosure how you
    distinguish between costs that are expensed as incurred as repair and maintenance and costs that
    are deferred as dry docking costs. Additionally, provide us with and, to the extent material,
    present in your filings a roll-forward of the beginning and ending balance of your deferred dry
    docking costs that includes the amounts of periodic deferrals and amounts amortized.

Note 15: Litigation, page F-31

13. We note that you settled a litigation claim in September 2009 in connection with an oil
    pollution accident that occurred in 2006. Please tell us the date this claim was made, the
    amount sought, why no amount was previously accrued, and why this contingency was not
    previously disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief